PROPERTY AND SPV DESIGNATION

FOR

THE HARTLEY OPPORTUNITY FUND, LLC

In accordance with the Limited Liability Company Agreement of The Hartley Opportunity Fund, LLC, a Delaware limited liability company (the “Company”), dated November 18, 2024 (the “Agreement”) and upon the execution of this Property and SPV Designation by the Company and The Hartley Opportunity Fund Management, LLC, a Delaware limited liability company, in its capacity as the Company’s Manager and the manager of the special purpose vehicle (“SPV”) that is wholly owned by the Company, this Property and SPV Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement and the Company’s Offering Circular as a “Property and SPV Designation Exhibit.”

Name of SPV:	[●], a [●] limited liability company (“SPV”).
Manager:	The Hartley Opportunity Fund Management, LLC, a Delaware limited liability company, was appointed as the Manager of SPV.
Member:	The Hartley Opportunity Fund, LLC, a Delaware limited liability company.
SPV Property:	The property of the SPV shall be [●] (“SPV Property”).
Property Manager:	[●].
SPV Purpose:	To purchase, hold, lease, operate and sell the SPV Property.
Max. Capital Raise:	In connection with the acquisition, holding, leasing, operating and selling the SPV Property, the Company is seeking to raising $[●].
Use of Proceeds:	As set forth on Exhibit B attached hereto and incorporated by this reference.

EXHIBIT A

DESCRIPTION OF SPV PROPERTY

Property Summary

[●]

Acquisition of the SPV Property

The SPV Property is under contract for $[●] and the anticipated closing date is [●].

Description of Debt

[●]

Property Manager

The Manager expects to appoint [●]to manage the SPV Property on a discretionary basis and will enter into a property management agreement with the property manager.  The monthly property management fee paid by the SPV to the property manager shall be equal to [●].

Property Operations and Hold Period

We intend to hold the SPV Property for approximately [●] years. The determination as to when the SPV Property should be sold or otherwise disposed of will be made solely by the Manager after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the SPV Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of the Company and the SPV to sell the SPV Property earlier than ten (10) years.

EXHIBIT B

USE OF PROCEEDS

We estimate that the gross proceeds of the offering in connection with the SPV Property will be approximately $[●], assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Use	Amount	% of Gross Proceeds
Down Payment:	$[●]	[●]%
Closing Costs:	$[●]	[●]%
[●]:	$[●]	[●]%
[●]:	$[●]	[●]%
[●]:	$[●]	[●]%
[●]:	$[●]	[●]%
Total Proceeds:	$[●]	[●]%

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The Manager reserves the right to modify the use of proceeds based on the factors set forth above and in the Company’s Private Placement Memorandum.